Dear Ms. Linda Cvrkel,

On behalf of China Automotive Systems, Inc. (the “Company” or “CAAS”), we hereby respond to the comments of the Securities and Exchange Commission (the “Commission”) set forth in its letter to Hanlin Chen dated September 12, 2006.

Annual Report on Form 10-K for the year ended December 31, 2005

1. We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future fillings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

·How the company arrived at the estimate;
·How accurate the estimate/assumption has been in the past;
·Whether the estimate/assumption is reasonable likely to change in the future and
·Evaluate the sensitivity to change of critical accounting policies.

Response to Item 1

The Company accepts the Staff’s comment. The Company will discuss disclosure of critical accounting policies in future filings in accordance with the guidance in FR-72.

2. We note from the table that you include “after sales service expense” as a selling expense. We note that the recognition of such amounts were the result of customer rights protection policies issued by the Chinese Government in 2004 which required suppliers to pay a “3-R Guarantees” service charge, representing 1% of the total amount of parts supplied, for repair, replacement and refund purposes. In this regard, please tell us why you believe it is appropriate to classify such expenses as part of selling and marketing rather than cost of sales or as a reduction to revenue in the statements of operations. Your response should describe for us how and when the payments are made to the automobile manufacturers; for example, the charges are taken as direct deduction from the invoiced amounts. Further, revise your notes to the consolidated financial statements in future filings to clearly disclose your accounting policy with respect to such guarantees. We may have further comment upon receipt of your response.

Response to Item 2

As the "3-R Guarantees” service charges were charged by automobile manufacturers on behalf of the automobile maintenance and repair companies, these expenses were fixed marketing service expenditures we paid to automobile maintenance and repair companies. The automobile manufacturers were not authorized to take such service charges as direct deduction from the invoiced amounts. We considered it appropriate to classify such expenses as a part of selling and marketing expenses. The Company will revise the notes to its consolidated financial statements in future filings to clearly disclose the accounting policy with respect to “3-R Guarantees” service charges.

3. We note from your disclosure that warranty reserves significantly increased during fiscal 2005 which was the result of management’s decision to increase the warranty rate from .9% of net sales in fiscal 2004 to 2.78% in fiscal 2005. However, it is unclear from your disclosure as to the reasons why you increased the warranty rate. Please tell us and revise your disclosure in future filings to discuss the underlying business reasons and/or economic factors which lead to your decision to significantly increase the rate in fiscal 2005.

Response to Item 3

The Company increased its warranty rate mainly due to the following factors:

(a) The Company had extended the term of service from one year to three years in order to improve its product competitiveness in the market. The Management estimated that it could result in an increase of warranty reserves.

(b) In 2005 the Chinese Government had fully implemented the consumer rights protection policies of "recall" which began in 2004 (including the recalling of flawed vehicles policy), which led to increased warranty reserves.

(c) The Management made provision of product warranty reserves of 2.78% in 2005, based on the above-mentioned reasons as well as the actual maintenance service expenses of products sold in 2004, 2003 and 2002, including claim expenses, materials expenses, services expenses and transportation expenses arising from replacement. The Company matched as much as possible the actual maintenance service expenses to the actual corresponding sales invoices for historical data.

4. In future filings, please revise your presentation to conform to the tabular format prescribed in Regulation S-K, Item 303 (A)(5). Include all capital and operating lease obligations as well as the license obligations and purchase commitments you have already disclosed.

Response to Item 4

The Company accepts the Staff’s comment. The Company will disclose all capital and operating lease obligations as well as its license obligations and purchase commitments in future filings according to the tabular format prescribed in Regulation S-K, Item 303 (A)(5), if applicable.

5. Please revise the statements of operations in future filings to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F. Alternatively, you may add a parenthetical note to the appropriate income statement line items or disclose in the footnotes to the financial statements.

Response to Item 5

The Company accepts the Staff’s comment. The Company will revise its presentation in future filings to conform to the guidance of SAB Topic 14F.

6. Future filings should be revised to present the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to SFAS 95, paragraph 25.

Response to Item 6

The Company accepts the Staff’s comment. The Company will revise its presentation in future fillings to conform to SFAS 95, paragraph 25.

7. We note that you have classified pledged cash deposits within operating activities of the statements of cash flows. Please tell us why you believe it is appropriate to classify such amounts within the operating section of the statements of cash flows given the nature of the amounts related to deposits to secure trade finance provided by banks.

Response to Item 7

The Company regularly pays some of its suppliers by bank notes. The Company (the drawer) has to deposit a cash deposit, equivalent to 10%- 30% of the face value of the relevant bank note, in a bank (the drawee) in order to obtain the bank note. Subsequently, the Company has to pay off the remaining balance, equivalent to 70%- 90% of the face value of the bank note, to the bank after three or six months while the note matures, and the bank shall pay to the Company’s suppliers in due course. As the Management believes such cash deposit to be a part of material payment paid by the Company, it is appropriate to classify such cash deposits within the operating activities of statements of cash flows.

8. In future filings, please revise to include the quarterly data required by Item 302 of Regulations S-K.

Response to Item 8

The Company accepts the Staff’s comment. The Company will revise its future filings to include the quarterly data required by Item 302 of Regulations S-K.

9. We note that although you own 44.5% of Jingzhou Henglong Automotive Parts Co., Ltd (Henglong) you consolidate Henglong because you believe you have control of the entity. Please provide us with your analysis which supports your accounting treatment regarding consolidation and demonstrates your ability to exercise control over Henglong. If you are consolidating based on a consideration of FIN46R, please provide us with your analysis confirming that China Automotive Systems is the primary beneficiary.

Response to Item 9

CAAS has a controlling right on the operation and assets of Henglong and the minority shareholders were not given any veto right, with the result that the Company consolidated Henglong in accordance with EITF96-16. The details are as follows:

(a) The highest authority of Henglong ——its Board of Directors is comprised of seven directors, six of whom (86%) are appointed by Mr. Hanlin Chen, the Company’s Chairman. Among the six directors, the board of directors of the Company granted Mr. Hanlin Chen the right to appoint four directors, and Hubei Wanlong Investment Co., Ltd., which is controlled by Mr. Hanlin Chen, the Chairman of the Company, granted Mr. Hanlin Chen the right to appoint two directors.

(b) The Company has appointed the senior executives of Henglong and established the compensation accounting under the Joint-venture Agreement and Articles of Association, including board chairman, general manager and CFO. Because of the Company’s control over the operation and assets of Henglong, it guarantees the Company from any limitation from the minority shareholders. In other words, the minority shareholders of Henglong have no right to select, terminate and set the compensation of management responsible for implementing the enterprise’s policies and procedures, nor do they have any right to establish operating and capital decisions of Henglong, including budgets, in the ordinary course of business.

(c)  And during early 2003, the Directors of the Company and the other joint venture partners in the Company’s Sino-foreign joint ventures executed “Act in Concert” agreements, that is: The directors of Henglong agreed that in connection with any matter requiring the vote of the directors, all directors agree to vote in accordance with the votes of the majority of the directors appointed by Great Genesis Holdings Limited, a wholly-owned subsidiary of the Company. This agreement was effective as of March 5, 2003 and was irrevocable commencing on such date. Therefore, the Company has absolute control on operational decisions in Henglong under the agreement and there is no limitation from the minority shareholders during approval of variable operating business in Henglong.

(d) The Company is the largest shareholder in Henglong.

Name of Shareholder	Proportionate Equity Interest	Note
Company	44.5%
HBWL	36.5%	A company controlled by Mr. Hanlin Chen, the Chairman of the Company.
Others	19%

Based on the above, we concluded that the Company was the controlling and primary beneficiary of Jingzhou Henglong Automotive Parts Co., Ltd.

10. We note your disclosure with regard to the exchange transaction in which you disposed of your 51% interest in Jingzhou in exchange for an additional 2.5% interest in Henglong. Please explain in further detail how you accounted for the transfer of equity interests between China Automotive and Hubei Wanlong Investment Company. It appears that both of these entities are under common control. In this regard, please tell us how you considered and applied the guidance outlined in EITF 90-5. You may refer to EITF 02-5 for the definition of common control. Also, please provide us with the journal entries you recorded in connection with the exchange, including any cash paid, the distribution to the Chairman, equity interests received and equity interests relinquished.

Response to Item 10

(a) Effective August 31, 2004, in order to concentrate on its main products, namely steering and automotive parts, the Company disposed of a 51% interest in Jingzhou owned by Ji Long by entering into an equity exchange agreement (the “Exchange Agreement”) with Hubei Wanlong Investment Co., Ltd. (“HBWL”) controlled by Mr. Hanlin Chen, the Company’s Chairman.  Pursuant to the Exchange Agreement, the 51% equity interest in Jingzhou owned by Ji Long was exchanged for 2.5% of HBWL’s equity interest in Henglong, based on their respective fair market value determined by an independent appraisal firm.

(1) The Company reflects the decrease in assets and liabilities of Jingzhou in its consolidated financial statements based on historical costs, per the guidance outlined in EITF 90-5, when the Company transferred its 51% investment in Jingzhou into Henglong. The difference between the book value of assets in the financial statements and investment in Jinzhou was debited to investment income and loss, such as $149,130 of investment loss in Jingzhou described in the following point (b).

(2) The Company disposed of its 51% interest in Jingzhou at fair market value of $1,188,976 and compensated $90,753 of cash to Hubei Wanlong, for acquiring 2.5% of Hubei Wanlong’s equity interest in Henglong at fair market value of $1,279,729.

The above-mentioned equity exchange was an exchange of ownership interest between entities under common control. The difference between the fair value and the book value resulting from the acquisition of 2.5% of Hubei Wanlong’s equity interest in Henglong was debited to additional paid-in capital. Since the consideration paid by the Company exceeded its Chairman’s basis for his investment by $878,844, while the difference of $47,007 between the fair value and the book value resulting from the disposition of 51% of equity interest in Jingzhou was credited to additional paid-in capital, the net increased paid-in capital was $831,837.

(b) For the years ended August 31, 2004, the fair value and the book value in Jingzhou and Henglong were as follows:

	Jingzhou
	Historical cost ( Book value )		Fair value (Assessment value)		Premium
	100%	51%	100%	51%
	A	B	C	D	E=D-B
Paid-in capital	2,409,639	1,228,916
Additional paid-in capital	121,927	62,183
Surplus reserve	0	0
Unappropriated retained earnings	(292,413)	(149,130)
Net assets	2,239,153	1,141,969	2,331,325	1,188,976	47,007

	Henglong
	Historical cost ( Book value )		Fair value (Assessment value)		Premium
	100%	2.5%	100%	2.5%
	F	G	H	I	J=I-G
Paid-in capital	9,000,000	225,000
Additional paid-in capital	163,337	4,083
Surplus reserve	3,551,053	88,776
Unappropriated retained earnings	3,321,008	83,025
Net assets	16,035,398	400,885	51,189,157	1,279,729	878,844

Cash compensation	= Net assets in column I - Net assets in column D

= 1,279,729-1,188,976

= 90,753

Net increase in paid-up capital	= Net assets in column J -Net assets in column E

= 878,844-47,007

= 831,837	(The amount was viewed as a distribution to the Chairman in Annual Report on Form 10-K for the year ended December 31, 2005)

 CAAS transferred its 51% investment in Jingzhou to Henglong and acquired 2.5% of equity interest in Henglong.

The journal entries we recorded in parent company:

Dr : Long-term investment - Henglong	1,279,729	(Fair market value of $1,188,976 for 51% interest in Jingzhou + cash compensation of $90,753. Acquired the 2.5% of equity interest in Henglong)

Dr : Investment loss - Jingzhou	149,130	(Investment in Jingzhou by the Company (1,228,916+62,183) — the book value of 1,141,969 for 51% of net assets in the financial statement of Jingzhou. Investment loss in Jingzhou)

Cr: Long-term investment - Jingzhou	1,291,099	((1,228,916+62,183)The historical cost, Divested 51% interest in Jingzhou)

Cr: Bank deposit	90,753	(The Company paid approximately $90,000 of cash to HBWL in conjunction with this transaction on Form 10-K for the year ended December 31, 2005)

Cr: Additional paid-up capital	47,007	(The difference between the fair value and the book value resulting from the disposition of 51% of equity interest in Jingzhou.)

The journal entries we recorded in Henglong:

Dr: Minority stockholder’s interest	400,885	(The historical cost of minority stockholders who disposed of 2.5% of equity interest in Henglong)

Dr: Additional paid-up capital	878,844	(The difference between the fair value and the book value resulting from the disposition of 2.5% of equity interest in Henglong by minority shareholders)

Cr: Paid-up capital - CAAS	1,279,729	(The Company acquired 2.5% of equity interest in Henglong at fair market value.)

The Company does not have any equity in Jingzhou, therefore there are no records of Jingzhou.

11. We note that you provide for the estimated cost of product warranties at the time revenue is recognized. Please tell us how your accounting treatment for product warranties complies with the guidance set forth in FIN No. 45. Further, please revise your notes in future filings to provide a tabular reconciliation of the changes in warranty reserves for the reporting period as required by paragraph 14b of FIN No.45 and ensure that other disclosure requirements under FIN 45, where applicable, are met in future filings. Please also similarly address your “3-R Guarantees”.

Response to Item 11

The Company provided the estimated cost of product warranties when the products were sold. Such estimates of product warranties were based on, among other things, historical experience, product changes, material expenses, service expenses and transportation expenses arising from the changed product. Our estimates will be adjusted on the basis of actual claims.
For the years ended December 31, 2005, the warranties accounting activities were as follows:

Balance at beginning of year	$548,390

Additions during the report period	1,787,870

Previous record for warranty, including estimation change	--

Settlement within report period (by cash or actual material)	(561,931)

Foreign currency translation	13,540

Balance at end of year	$1,787,869

The Company has recorded $63,572,301 of sales revenue for the accounting period ended December 31, 2005. The Company guaranteed to provide warranty and maintenance service for products sold within three years. The accounting activities were as follows:

Dr : Quality warranty expenses	1,787,870

Cr : Accrued quality warranty expenses		1,787,870

The actual warranty expenses paid in 2005, together with the committed warranty expenses for the products sold in 2005 ( three year warranty ) and 2004 ( one year warranty ), were collectively $561,931. The accounting activities were as follows:

Dr: Accrued quality warranty expenses	561,931

Cr: Bank deposit or materials		561,931

The Company has recorded $1,787,869 and $548,390 product warranty reserves for the years ended December 31, 2005 and 2004, which were included in the accrued liabilities in the accompanying consolidated financial statements in its 2005 and 2004 Annual Report Form 10 -K.

The "3-R Guarantees” service charges were part of product warranty expenses. Previously, we mainly considered the customer's claim in calculating proportion of quality warranty and recorded the "3-R Guarantees” service charges during current period as current expenses. We will include the "3-R Guarantees” service charges in calculating our proportion of warranty expenses in the future.

The Company accepts the Staff’s suggestion to provide a tabular reconciliation of the changes in warranty reserves for the reporting period in the notes to Financial Statement in accordance with the guidance of paragraph 14b of FIN 45 in future filings.

12. According to your disclosure, the minority interest shareholder of Shenyang simply transferred their interest in Shenyang Jinbei Automotive Company Ltd. And no additional capital amounts were contributed from the minority interest to Shenyang which as a result decreased their ownership interest from 45% to 30% in fiscal 2004. In this regard, please explain to us and revise future filings to disclose the facts and circumstances behind the contribution of capital from a minority shareholder to one of the consolidated subsidiaries in the amount of $1,251,085 as disclosed on page 47. Please tell us how you account for such increase in the registered capital of the subsidiary entities. Your response should also address any gain you recognize on such transactions. Refer to the guidance in SAB Topic 5H.

Response to Item 12

(1) As you can see in the table below, in 2003, Shenyang’s minority stockholders just injected $2,168,674 into Shenyang, compared to the registered capital of $2,439,759, a difference of $271,085. During 2004, the minority stockholders injected another $271,085 into Shenyang. However, Shenyang’s registered capital has increased during 2004, which led to the minority interest decreased from 45% to 30%.

A total of $1,251,085 was injected by the minority shareholders of Shenyang and Zhejiang, among which $271,085 was injected by the minority shareholders of Shenyang being the balance between paid-up capital and registered capital in 2003, and $980,000 was injected by the minority shareholders of Zhejiang being the increased capital by agreed proportion in 2004. The Company has omitted disclosure of Zhejiang on page 47 in its Annual Report on Form 10-K for the year ended December 31, 2005.

Shenyang and Zhejian accounted for the interest of the Company and minority shareholders based on actual acquired capital stock. The accounting activities were summarized as follows:

Dr: Bank	4,981,928

Cr: Stock capital - Company		3,730,843

Cr: Stock capital - minority stockholders		1,251,085

The Company did not record any gain in these transactions.

(2) Shenyang and Zhejiang, two of the consolidated subsidiaries of the Company, each held a meeting of the shareholders and approved an increase in its capital stock according to agreed proportion in 2004. The capital increase as well as the relevant newly signed Joint Venture Agreement and Articles of Incorporation were approved by the applicable PRC authorities. The minority stockholders of Shenyang and Zhejiang collectively injected a total of $1,251,085 to the two consolidated subsidiaries as follows:

	Shenyang
	Authorized Capital			Paid-in Capital
	Company	Minority Stockholders	Total	Company	Minority Stockholders	Total
2003	55%	45%	100%	58%	42%	100%
	2,981,928	2,439,759	5,421,687	2,981,928	2,168,674	5,150,603
2004	70%	30%	100%	70%	30%	100%
	5,692,771	2,439,759	8,132,530	5,692,771	2,439,759	8,132,530
Increase or decrease in 2004	15%	-15%	0%	12%	-12%	0%
	2,710,843	0	2,710,843	2,710,843	271,085	2,981,927

	Zhejiang
	Authorized Capital			Paid-in Capital
	Company	Minority Stockholders	Total	Company	Minority Stockholders	Total
2003	51%	49%	100%	51%	49%	100%
	2,550,000	2,450,000	5,000,000	2,550,000	2,450,000	5,000,000
2004	51%	49%	100%	51%	49%	100%
	3,570,000	3,430,000	7,000,000	3,570,000	3,430,000	7,000,000
Increase or decrease in 2004	0%	0%	0%	0%	0%	0%
	1,020,000	980,000	2,000,000	1,020,000	980,000	2,000,000

	Shenyang and Zhejiang
	Authorized Capital			Paid-in Capital
	Company	Minority Stockholders	Total	Company	Minority Stockholders	Total
Increase or decrease in 2004	15%	-15%	0%	12%	-12%	0%
	3,730,843	980,000	4,710,843	3,730,843	1,251,085	4,981,928

13. Please provide us with further details on the issuance of stock options to independent directors that resulted in amounts credited to additional paid in capital. Please note that in SFAS 123, the definition of employee states that non-employee directors acting in their role as members of an entity’s board of directors shall be treated as employees if elected by the shareholders. If the options were awarded to the individuals as compensation for their services as directors, accounting would be the same as options issued to employees, with no compensation expense recognized since the awards were issued at the fair market value on the date of grant.

Response to Item 13

(1) On June 28, 2005, the Company issued options to three of its independent directors as compensation for their service on its Board of Directors in 2005.

The following table sets forth the assumption and information of options vested by the Company on June 28, 2005.
Stock options	22,500

Employees obtaining the options	3

Estimated annual waiver rate	0%

Stock price	6.83

Option strike price	6.83

Expected terms of stock options	5

Risk-free interest rate	3.6%

Expected volatility	46.0%

Expected dividend yield	0%

The fair value of these options, calculated pursuant to the Black-Scholes option-pricing model, was estimated to be $3.06. The Company confirmed the compensation cost to be $68,850 on its 2005 Annual Report Form 10 -K. (22,500*$3.06=$68,850)

i.e.: Dr: Operating expenses - Compensation cost	68,850

Cr: Additional paid-in capital - Stock option		68,850

(2) In fact, the Company has regarded the non-employee directors, who were elected by its shareholders as employees pursuant to the definition of employee stated in SFAS No. 123. Because the accounting for the options awarded to the individuals as compensation for their services as directors would be the same as options issued to employees, the Company has recognized compensation expense in the same way as in above (1).

The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No.123”), which establishes a fair value method of accounting for stock-based compensation plans.

In accordance with SFAS No. 123, the cost of stock options and warrants issued to employees is measured at the grant date based on the fair value of the award. The fair value of the stock-based award is determined using the Black-Scholes option-pricing model. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive benefit, which is generally the vesting period.

In accordance with SFAS No. 123, the cost of stock options and warrants issued to non-employees is measured at the grant date based on the fair value of the award. The fair value of the stock-based award is determined using the Black-Scholes option-pricing model. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive benefit.

In accordance with SFAS No. 123, the Company will provide footnote disclosure with respect to stock-based employee compensation. The value of a stock-based award will be determined using the Black-Scholes option-pricing model, whereby compensation cost is the fair value of the award as determined by the pricing model at the grant date or other measurement date.

14. We note from page 61 that you paid over $2 million to construct buildings for WuHan Information for which you have a receivable on your balance sheet at December 31, 2005. Please clarify how the construction and donation of buildings to WuHan resulted in entries to your additional paid in capital and contributions from minority interests. Tell us further details concerning the arrangement whereby you “disposed” of two of the buildings to Wu Han and also recorded a receivable from WuHan for the costs you incurred. Include in your response why you believe the $2,636,444 is still collectible given that as of June 30, 2006, none of these amounts were paid.

Response to Item 14

(a) On December 31, 2005, Henglong, one of the Company’s Sino-foreign joint ventures, disposed two of the seven buildings to WuHan Geological University Information S&T Development Co., Ltd. at fair market value, resulting in the increase in additional paid-in capital and minority shareholder’s equity as the disposure fair market value in excess of its actual construction cost. The details were as follows:

	Construction Cost	Fair market value	Surplus
			Total	Including
				Company	Minority shareholder
	A	B	C=B-A	D=C*44.5%	E=C*55.5%
Two of the seven buildings	2,468,574	2,636,444	167,870	74,702	93,168

Dr: Other receivable - WuHan	2,636,444 (Fair market value)

Cr: Fixed asset - Building	2,468,574 (Historical cost)

Cr: Additional paid-in capital	74,702 (Surplus distributed to the Company)

Cr: Minority shareholder’s equity	93,168 (Surplus distributed to minority shareholder)

(b) Henglong, one of the Joint-ventures of the Company, has constructed seven buildings dedicated to research and administration for its operations in Wuhan. Due to the unified building guidance and planning on floor and building areas by the government of Wuhan, which resulted in the actual building areas were greater than the areas the Company needed. Thus the Company decided to dispose two of its seven buildings to WuHan Geological University Information S&T Development Co., Ltd. at fair market value. As of March 31, 2006 this amount has not been paid. Hence, the Company recorded a receivable from WuHan Geological University Information S&T Development Co., Ltd of $2,636,444.

(c)  The two of the seven buildings sold are secured by a mortgage in favor of the Company to assure payment of the receivable of $2,636,444, and WuHan Geological University Information S&T Development Co., Ltd. will repay principal and interest at conventional bank rate as of December 31, 2006.

15. We note from note 10 that you wrote off $680,980 of accounts payable due to suppliers that were no longer going to be collected. Please tell us why you believe you were no longer obligated to repay such amount to the vendors. Your response should specifically discuss any triggering events and facts and circumstances which support your decision to write-off such amounts during the fourth quarter of fiscal 2004. Further tell us why you believe it is appropriate to classify there amounts in non-operating income, as it appears the amounts were incurred in the normal course of business and the write-offs should be classified in the same manner as the original expense.

Response to Item 15

(a)  The Company has obtained confirmation from the suppliers that the $680,980 accounts payable were no longer required to be collected, so the Company believes it was no longer obligated to repay such amount to the suppliers.

(b)  In the fourth quarter of 2004, Henglong and Jiulong, two of the Company’s Joint-ventures, have cleared up the supplier's accounts balance of $680,980 of payable originated 3 years ago. Such liability was generated from the trial products provided by the suppliers in the early stages of the Company. The Company recorded the liabilities in accounts payable. The Company wrote off the accounts payable of $680,980 after obtaining the suppliers’ confirmation that such amount was no longer going to be collected.

(c)  The Company believed that this amount was liability exemption by suppliers and had nothing to do with its normal business activities, thus it was appropriate to classify it as non-operating income.

16. We note that you have reflected gains on sales of company vehicles and disposals of equipment as a component of non-operating income. Please revise future filings to reflect these gains as a component of operating income. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

Response to Item 16

The Company accepts the Staff’s comment. The Company will conform to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

17. Please provide us with further details on the nature of the government subsidies you have received in each year. We see from page 36 that the PRC government provides for allowances to companies when domestic equipment is purchased for use in operations. It appears as though the income recorded for these subsidies was really reimbursement of expenses under certain government program for equipment. If so, please revise future filings to include the reimbursements as a reduction of your equipment purchases or tell us why you are not required to do so.

Response to Item 17

In the People’s Republic of China (the “PRC”), there are three kinds of subsidies for domestic equipment purchased for use in operations.

(a)  Value added tax refund. The PRC government will refund the value added tax which was included in the purchase cost. The Company treats this amount as a reduction of its equipment purchases.

i.e.:	Dr: Bank deposit

Cr: Equipment - purchase cost

(b)  Income tax refund. If the taxable income in the year the domestic equipment used in operations exceeded that in the prior year, the PRC government will refund the excessive income tax in the year, not exceeding 40% of the purchase value. For example, in the year we purchased equipment by A, realized income tax by B, the realized income tax in the last year is C. When (B-C)>0, the government will refund new added income tax by ( B-C ) <A×40%. Since this amount is generated in connection with our operations, we regard this amount as a reduction of tax expenses.

i.e.:	Dr: Bank deposit

Cr: Income tax expenses

(c)  Interest subsidy. For expansion of production facilities, the PRC Government will give interest subsidy after it is checked and accepted into use. The subsidy we described in page 36 and Note 16 of 10K is the third kind of subsidy, so we recorded it under non-operation income.

i.e.:	Dr: Bank deposit

Cr: Non-operation income - subsidy income

18. Please revise your notes in future filings to disclose the nature of non-operating income generated from selling materials. Your response should also address why you believe it is appropriately classified as non-operating rather than operating income.

Response to Item 18

The Company accepts the Staff’s comment. The Company will classify the income generated from selling materials as operating income in future filings.

19. Please tell us whether the amounts paid by Sino-American on behalf of the company during 2004 were recorded in your statement of operations. If not, please tell us how such amounts were accounted for within your financial statements and how your treatment complies with SAB 5T. Please tell us and revise future filings to disclose the nature and terms of the advanced payments of $2.1 million and $3.9 million presented on the face of your balance sheet for the years ended December 31, 2005 and 2004, respectively, if the advance payments related to the Sino-American arrangement when explain why, since your disclosure indicated the licensing agreement was terminated in April 2004. We may have further comment upon receipt for your response.

Response to Item 19

(a)  In fact, Sino-American did not pay the Company for technical support and equipment after the agreement has terminated. The expenses paid by Sino-American on behalf of the Company during 2004 were reimbursement for the advanced payments of $2 million paid by the Company to Sino-American. Neither Sino-American nor the Company gained profit from this transaction. The entries we recorded were as follows:

In November 2003, the Company paid to Sino-American:

Dr: Advanced payment - Sino-American	$2,000,000

Cr: Bank		$2,000,000

During November 2003 to April 2004, Sino-American paid expenses on behalf of the Company, and repaid the unused amount:

Dr: Listing expenses - shell cost	$250,000

Dr: Account payables - equipment	255,000

Dr: Intangible assets - software	180,000

Dr: Due to shareholders	250,000

Dr: General and administration expenses	996,105

Dr: Bank	68,895

Cr: Advanced payment - Sino-American		$2,000,000

(b) As of December 31, 2005 and 2004, there were no advanced payments to Sino-American. These advanced payments as of December 31, 2005 and 2004 were as follows:

	2005	2004

Advance for equipment	$1,096,121	$2,767,534

Advance for material	$773,891	$654,090

Advance for expenses and other	$256,001	$464,782

Total	$2,126,013	$3,886,406

(c) These advanced payments had terms of less than one year.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

20. Please provide us with further details including the nature of the costs and the amounts included in organization costs and amortized during the first quarter of 2006. Please note that organization and start-up costs should be expensed as incurred. Refer to SOP 98-5, paragraph 12.

Response to Item 20

The Company has totally expensed the organization costs in the relative period and did not amortize them in other periods. The table below showed the occurrence of the organization costs and depreciation and amortization accrued during three months ended March 31, 2006 and 2005:

	Three months ended

	March 31, 2006	March 31, 2005

Depreciation	$596,196	$581,117

Intangible assets amortization	40,128	33,704

Organization costs	52,166	------

Total	$688,490	$614,821

21. We note from your disclosure on page 12 that you received $5,000,000 in exchange for 625,000 shares of common stock, and as part of the financing costs, you issued 86,806 and 69,444 warrants to purchase shares of your common stock at an exercise price of $14.40 and $18.00 per share, respectively. Please tell us and revise your footnote to disclose how you valued and accounted for the warrants within your financial statements. If the value of the warrants was deemed immaterial, then specifically state so, and provide us with your analysis which supports the basis for your conclusion.

Response to Item 21

As the issued warrants of 86,806 and 69,444 shares common stock were related to the issuance of 625,000 shares of common stock for $5,000,000, the Company recorded a debit to additional paid in capital at the fair value of the issued warrants and a credit to additional paid in capital for the same amount, resulting in zero effect to the additional paid in capital account and on the consolidated financial statements.

i.e.: Dr: Additional paid-in capital	$	(financing cost	)

Cr: Additional paid-in capital				$	(warrants value	)

In the future, the Company will disclose in its financial statements how the Company valued and accounted for the warrants issued for financing purposes.

22. We also note that you have an existing agreement to pay Sterns, Agree & Leach, Inc. and Trenwith Securities, LLC a commission of $250,000 and warrants to purchase 31,250 shares of your common stock. Please tell us and revise your disclosure to address how such commission fees and warrants were accounted for and recorded within your financial statements. If no amounts were recorded, please explain why and provide us with the accounting literature which supports your treatment.

Response to Item 22

We debited the commission of $250,000 under additional paid-in capital as cost of financing:

i.e.: Dr: Additional paid-in capital	$250,000

Cr: Accrued expenses		$250,000

The Company issued warrants to purchase 31,250 shares of common stock as a cost of financing. The Company recorded a debit to additional paid in capital at the fair value of the issued warrants and a credit to additional paid in capital for the same amount, resulting in zero effect to the additional paid in capital account and on the consolidated financial statements as in item 21 above. In the future, the Company will disclose in its financial statements how the company valued and accounted for the warrants issued for financing purposes.

Form 10-Q for the quarter ended June 30, 2006

23. Your discussions of operating cash flows are overly general and essentially recitations of the items contained within your statements of cash flows. Please refer to SEC Release 33-8350 and revise to provide enhanced disclosure of the underlying reasons for changes. For example, your accounts and notes receivable balance significantly increased from $41,580,320 at December 31, 2005 to $53,019,759 at June 30, 2005, representing a cash outflow item of $11,818,049 on your statements of cash flows. However, little, if any, discussion is provided in the liquidity section with respect to the underlying reasons or economic factors contributing to the increase. Please advise and revise future filings, accordingly.

Response to Item 23

(a)  Capital resources and use of cash

We have historically financed our liquidity requirements from a variety of sources, including short-term borrowings under bank credit agreements, promissory note issuances, capital stock issuances and internally generated cash. As of June 30, 2006, the Company has cash and cash equivalents of $19,800,000, as compared to $12,400,000 as of December 31, 2005.

The Company has working capital of $24,100,000 as of June 30, 2006, as compared to $9,100,000 as of December 31, 2005, an increase of $15,000,000. Mainly as a result of increase of enterprise realized gains by $4,200,000, increase of long-term assets depreciation and amortization by $3,300,000, as well as increase in shareholders investment by $6,400,000.

We had bank loan and notes payable maturing in less than one year of $30,700,000 as of June 30, 2006. We currently expect to be able to obtain more bank loans again once we can afford adequate mortgages. If we are not able to do so, we will have to refinance such debt as it becomes due or to repay that debt to the extent we have cash available from operations or from the proceeds of additional issuances of capital stock. The mortgages related to the above-mentioned bank loan and notes payable will be devalued by $4,780,000 as a result of depreciation. If we expect to be able to obtain $30,700,000 of bank loan, we are required to afford $4,780,000 of mortgages. We will obtain fewer loans with reduction of $1,530,000 if we cannot afford enough mortgages ($4,780,000*32% mortgage rates). We anticipate that the reduction of bank loan will not have a material adverse effect on the liquidity. On March 20, 2006, the Company has entered into a $15,000,000 equity line of credit of Standby Equity Distribution Agreement with Cornell Capital Partners, LP. As of June 30, 2006, the Company has adequate and working capital, as well as the remaining of $14,700,000 in the above-mentioned private placement. We view these capitals as providing an ample source of back-up liquidity that is available in case of an unanticipated event.

(b)  Financing activities

(1)  Bank loan

As of June 30, 2006, the principal outstanding under our credit facilities and lines of credit were as follows:

	Bank	Amount available	Amount borrowed
Comprehensive credit facilities	Bank of China	$ 12,480,000	$11,740,000
Comprehensive credit facilities	China Construction Bank	8,740,000	8,740,000
Comprehensive credit facilities	CITIC Industrial Bank	2,500,000	2,500,000
Comprehensive credit facilities	Shanghai Pudong Development Bank	3,750,000	3,750,000
Comprehensive credit facilities	Jingzhou Commercial Bank	6,240,000	3,750,000
Total		$33,710,000	$30,480,000

The Company could entrust the bank to issue notes payable or bank loans within its credit line by a 364-day revolving.

We refinanced our short-term debt during early 2006 at annual interest rates of 5.580% to 7.254%, and for terms of six to twelve months. Pursuant to the refinancing arrangement, we pledged $22.47 million of equipment, $1.35 million land use right and $5.43 million house property as security for our comprehensive credit facility with Bank of China; pledged $2.37 million land use right and $2.13 million house property as security for our comprehensive credit facility with CITIC Industrial Bank; pledged $1.50 million land use right and $6.49 million house property as security for our comprehensive credit facility with Shanghai Pudong Development Bank; pledged $6.67 million land use right as security for our comprehensive credit facility with Jingzhou Commercial Bank; Jiulong, one of the Company’s Joint-venture is guaranteed by Henglong, the other Joint-venture of the Company.

(2)  Financing from organization investors

On March 20, 2006, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, LP with a total amount of $15 million.  The Company has utilized $300,000 as of June 30, 2006. Under the agreement, Cornell Capital Partners, LP has committed to provide funding to be drawn down over a 24-month period at our discretion.

If we fail to obtain or fail to obtain the same or similar terms for any debt or equity refinancing to meet our debt obligation, or fail to obtain extensions of maturity dates of these obligations as they become due, our overall liquidity and capital resources will be adversely affected.

(c)  Cash Requirements

The following table summarizes our expected cash outflows resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Payment upon due (In thousand dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term bank loan	16,200	16,200	----	----	----
Notes payable	14,500	14,500	----	----	----
Operating lease	----	----	----	----	----
Capital lease	----	----	----	----	----
Other contractual purchase commitments, including information technology	1,840	930	690	220	----
Total	32,540	31,630	690	220	----

(d) Debt Contract

The following table summarizes the contract information of short-term borrowings between the bank and the Company:

Bank loan	Purpose	Borrowing Date	Borrowing Term (Year)	Annual Percentage Rate	Date of Interest Payment	Date of payment	Amount ( In thousand dollars )
Shanghai Pudong Development Bank	Working Capital	08/01/05	1	5.580%	Pay monthly	07/28/06	2,500
Bank of China	Working Capital	02/07/06	1	5.580%	Pay monthly	02/07/07	600
Bank of China	Working Capital	03/08/06	1	5.580%	Pay monthly	03/07/07	1,850
Bank of China	Working Capital	05/16/06	1	5.850%	Pay monthly	05/15/07	2,500
Jingzhou Commercial Bank	Working Capital	03/28/06	1	7.254%	Pay monthly	03/28/07	2,500
CITIC Industrial Bank	Working Capital	06/15/06	1	5.850%	Pay monthly	06/14/07	2,500
China Construction Bank	Working Capital	01/20/06	1	5.580%	Pay monthly	01/19/07	2,500
China Construction Bank	Working Capital	02/16/06	1	5.580%	Pay monthly	02/15/07	1,250
Total							16,200

We should use the capital under the guidance described in the table. If we failed, we will be charged the penalty interest at 100% of the specified loan rate.

We should pay the interest under the interest rate described in the table on the 20th of each month. If we failed, we will be charged the compounded interest with the specified rate.

We should repay the principal outstanding on the specified date in the table. If we failed, we will be charged the penalty interest at 50% of the specified loan rate.

Management believes that the Company had complied with such financial standard as of June 30, 2006, and will continue to focus on it.

The following table summarizes the contract information of issuing notes payable between the bank and the Company:

Purpose	Term (Month)	Due Date	Amount Payable on Due Date
Working Capital	3-6	July, 2006	5,450,000
Working Capital	3-6	August, 2006	1,840,000
Working Capital	3-6	September, 2006	3,630,000
Working Capital	3-6	October, 2006	1,090,000
Working Capital	3-6	November, 2006	1,290,000
Working Capital	3-6	December, 2006	1,200,000
Total			14,500,000

We should use the capital under the guidance described in the table. If we failed, the bank will no longer issue the notes payable for us, and it may have adverse effect on the liquidity and capital resources of the Company.

We should deposit sufficient cash in the designated account of the bank on the due date of notes payable for paying to the suppliers. If the bank had advanced payment for us, we will be charged the penalty interest at 150% of the specified loan rate.

Management believes that the Company had complied with such financial standard as of June 30, 2006, and will continue to comply with it.

The Company had approximately $1,840,000 of unpaid capital commitment as of June 30, 2006. Mainly due to the Company’s entry into equipment purchase contracts with suppliers for expanding its production capacity. The Company intends to pay off $930,000 in the remaining six months of 2006 using its working capital. Management believes that it will not have a material adverse effect on the Company’s liquidity.

(e)  Cash flows

Operating activities: The Company’s operations provided cash of $1,200,000 for the six months ended June 30, 2006, as compared to cash of $4,910,000 for the six months ended June 30, 2005, a decrease of $3,710,000, which is primarily due to increased accounts and notes receivable. Firstly, cash outflow increased by $5,860,000 along with increased accounts receivable, mainly due to an increase in sales this year by 47.6% as compared to the same period of 2005. The credit terms on sale of goods generally ranged from 3 - 4 months between customers and the Company, which resulted in increased accounts receivable so long as sales increased. This is a normal capital circulation and the Company believes that it will not have a material adverse effect on future cash flows. Secondly, cash outflow increased by $5,990,000 along with increased notes receivable, mainly due to our sufficient working capital this year and reduced the discount on notes receivable this year to save interest expenses. Since the notes payable were based on bank credit standing, it may translate into cash any time we need it. Therefore, an increase in notes receivable will not have a material adverse effect on our future operating activates.

Investment activities: Please see the Form 10-Q for the quarter ended June 30, 2006

Financing activities: Please see the Form 10-Q for the quarter ended June 30, 2006

CERTIFICATION

I, Hanlin Chen, certify that:

· The Company is responsible for the adequacy and accuracy of the disclosure in its filings

· Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

· The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 30, 2006

	By:	/s/ HANLIN CHEN
Hanlin Chen
President and Chief Executive Officer